UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 28, 2021

CANCER GENETICS, INC.

(Exact Name of Company as Specified in its Charter)

Delaware	001-35817	04-3462475
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Route 17 North 2nd Floor, Rutherford, New Jersey 07070

(Address of Principal Executive Offices) (Zip Code)

Company’s telephone number, including area code (201) 528-9200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Company is an emerging growth company as defined by Rule 405 of the Securities Act of 1933 (17 §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGIX	The Nasdaq Capital Market

Item 8.01 Other Events.

SteominX Series C Financing

On January 28, 2021, StemoniX, Inc. (“StemoniX”) entered into a stock purchase agreement (the “Series C Preferred Stock Purchase Agreement”) with two institutional accredited investors (the “Investors”), pursuant to which StemoniX agreed to issue to the Investors shares of its Series C Preferred Stock (the “StemoniX Series C Preferred Stock”) for an aggregate purchase price of $5 million, at the initial closing in an ongoing private placement of StemoniX Series C Preferred Stock for up to $10 million (subject to increase to up to $20 million) that may involve one or more additional closings prior to the closing of the proposed Merger described below (the “Series C Financing”), and that as a condition requires that StemoniX have agreements for the purchase of at least another $3 million of StemoniX Series C Preferred Stock. No assurance can be given that the conditions to closing the Series C Preferred Stock Purchase Agreement will be satisfied or waived, including that the additional shares be sold.

The Series C Financing is intended to partially satisfy the closing conditions in the Agreement and Plan of Merger dated August 24, 2020 (the “Merger Agreement”) between StemoniX, Cancer Genetics, Inc. (“CGI” or “Company”) and CGI Acquisition, Inc., a wholly owned subsidiary of CGI, which conditions include (A) that the Company shall have consummated a financing transaction (the “Private Placement”) no later than the closing of the Merger resulting in aggregate gross proceeds of $10 million (or such other amount as the Company and StemoniX agree) and/or (B) that the shares of Common Stock being issued in the Merger shall have been approved for listing on the Nasdaq Capital Market.

CGI and StemoniX are negotiating an amendment to the Merger Agreement whereby, consistent with the requirements of the Series C Preferred Stock Purchase Agreement, each share of StemoniX Series C Preferred Stock issued and outstanding immediately prior to the effective time of the merger (the “Effective Time”) of CGI’s wholly owned subsidiary and StemoniX (the “Merger”) will be converted into the right to receive a number of shares of CGI Common Stock equal to the price per share paid for the StemoniX Series C Preferred Stock divided by a conversion price equal to 85% of the weighted average share price of CGI Common Stock over the five trading days prior to the closing of the Merger. The conversion price is subject to a valuation cap based on an $85,000,000 valuation of CGI, after giving effect to the issuance of all shares of CGI common stock at or prior to the closing of the Merger (excluding shares of CGI common stock issued in exchange for StemoniX Series C Preferred and out-of-the-money options and warrants to purchase shares of CGI common stock, but including in-the-money options and warrants to purchase shares of CGI common stock on a net exercise basis).

As a result, immediately following the Effective Time, but prior to the proportionate dilution resulting from the stock to be issued to holders of StemoniX Series C Preferred Stock and any other private placement transactions that CGI and StemoniX agree is part of their plan to satisfy the financing conditions set forth in the Merger Agreement, the former StemoniX shareholders (other than those purchasing StemoniX Series C Preferred Stock) will hold approximately 78% of the outstanding shares of CGI Common Stock and the stockholders of CGI (other than with respect to CGI securities issued in the future to satisfy the conditions of the Merger Agreement, if any) will retain ownership of approximately 22% of the outstanding stock, with such percentages subject to certain closing adjustments based on the Net Cash (as defined in the Merger Agreement) held by each company (such adjustment, the “Net Cash Adjustment”). The exact number of shares of CGI Common Stock that will be issued to StemoniX shareholders (other than with respect to securities issued in the Private Placement) will be fixed immediately prior to the Effective Time to reflect the capitalization of CGI as of immediately prior to such time as well as the Net Cash Adjustment, and the exact number of shares of CGI Common Stock that will be issued to the Investors upon conversion of the StemoniX Series C Preferred Stock under the Merger Agreement will be fixed immediately prior to the Effective Time based on the weighted average share price of CGI Common Stock over the five trading days prior to the closing of the Merger.

In addition, if the Series C Financing is consummated, the Investors will be entitled to have one observer on the CGI Board of Directors after the Merger is consummated (and a second observer if certain additional sums are raised).

Litigation Related to the Merger

On November 13, 2020, a purported stockholder of CGI filed a complaint against CGI, the chief executive officer of CGI and the directors of CGI in the United States District Court for the Southern District of New York, entitled, Scott Sawin v. Cancer Genetics, Inc. et al. The complaint (the “Sawin Complaint”) alleges that CGI’s Registration Statement on Form S-4, as filed with the SEC on October 16, 2020 related to the merger (the “Prior Registration Statement”), omitted to disclose certain material information allegedly necessary to make statements made in the Prior Registration Statement not misleading and/or false, in violation of Section 14(a) and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14a-9 promulgated thereunder, and alleges breach of fiduciary duty of candor/disclosure. The complaint seeks injunctive relief, enjoining the merger until the defendants to the applicable lawsuit disclose the alleged omitted material information, and costs, among other remedies.

On November 19, 2020, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the Southern District of New York, entitled, Carlos Juan Pastrana v. Cancer Genetics, Inc. et al. On November 19, 2020, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the District of New Jersey, entitled, Joshua Dunn v. Cancer Genetics, Inc. et al. On November 23, 2020, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the District of New Jersey, entitled, Matthew Haller v. Cancer Genetics, Inc. et al. On November 25, 2020, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the District of New Jersey, entitled, Steve Prentiss v. Cancer Genetics, Inc. et al. On December 1, 2020, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the Southern District of New York, entitled, Virginia Weiderman v. Cancer Genetics, Inc. et al. On December 18, 2020, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the Southern District of New York, entitled, Jason Kauffman v. Cancer Genetics, Inc. et al. On January 27, 2021, a purported stockholder of CGI filed a complaint against CGI and the directors of CGI in the United States District Court for the District of New Jersey, entitled, Joseph Sheridan v. Cancer Genetics, Inc. et al. Each of the foregoing seven complaints allege facts and seek relief substantially similar to the Sawin Complaint.

CGI believes that the claims asserted in the lawsuits described above are without merit and intends to vigorously defend CGI, CGI Acquisition, Inc. and the director and officer defendants against these claims, as applicable, however, there can be no assurance that the defendants will prevail in such lawsuits. CGI is not able to estimate any possible loss from these litigations at this time. It is possible that additional lawsuits may be filed in connection with the merger.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between CGI and StemoniX, CGI has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus/information statement. INVESTORS AND SECURITY HOLDERS OF CGI AND STEMONIX ARE URGED TO READ THESE MATERIALS (AS WELL AS AMENDMENTS AND SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CGI, STEMONIX AND THE PROPOSED MERGER. The proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by CGI with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by CGI by directing a written request to: Cancer Genetics, Inc., c/o John A. Roberts, Chief Executive Officer, 201 Route 17 North 2nd Floor, Rutherford, NJ 07070. Investors and security holders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

CGI and its directors and executive officers and StemoniX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CGI in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of CGI and their ownership of shares of CGI’s common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 29, 2020, and in subsequent documents filed and to be filed with the SEC, including the Registration Statement referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, are included in the Registration Statement and other relevant materials to be filed with the SEC when they become available. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at CGI at the address described above.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. CGI and StemoniX generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. CGI and StemoniX have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of CGI’s and StemoniX’s control. CGI’s and StemoniX’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with CGI’s and StemoniX’s ability to obtain necessary financing, the approval of Nasdaq for continued listing and listing after the merger, and the shareholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that have been and may be instituted against the parties and others related to the Merger Agreement relating to the merger; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) volatility and uncertainty in the financial markets and general economic conditions, which could have an adverse impact on CGI and/or StemoniX, and (vi) those risks detailed in CGI’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and subsequent reports filed with the SEC, as well as other documents that may be filed by CGI from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither CGI nor StemoniX can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, CGI and StemoniX undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cancer Genetics, Inc.
January 28, 2021
	By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	President and Chief Executive Officer